

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2019

Bradley C. Barron
President and Chief Executive Officer
NuStar Energy L.P.
19003 IH-10 West
San Antonio, TX 78257

> **Re: NuStar Energy L.P.**
> **Registration Statement on Form S-3**
> **Filed April 12, 2019**
> **File No. 333-230823**

Dear Mr. Barron:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at 202-551-3056 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources